October 30, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	Selecta Biosciences, Inc.

Registration Statement Filed on Form S-3 (the “Registration Statement”)

File No. 333-275171

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Selecta Biosciences, Inc. (the “Company”) hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on November 1, 2023, or as soon as practicable thereafter.

Please contact Sarah C. Griffiths of Covington & Burling LLP at (617) 603-8815 or sgriffiths@cov.com with any questions you may have regarding this request. In addition, please notify Ms. Griffiths by telephone when this request for acceleration has been granted.

Respectfully,

Selecta Biosciences, Inc.

By:	/s/ Carsten Brunn, Ph.D.
Name:	Carsten Brunn, Ph.D.
Title:	President and Chief Executive Officer

cc: Sarah C. Griffiths, Covington & Burling LLP